UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2021

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Change in Representative Director

The representative director of SK Telecom Co., Ltd. (the “Company” or “SK Telecom”) will change as follows:

1. Change in Representative Director	From	Jung Ho Park
	To	Young Sang Ryu

2. Reason for Change		Change in composition of the Company’s board of directors (the “Board”) due to the spin-off of SK Square Co., Ltd. from the Company

3. Date of Change		November 1, 2021

4. Miscellaneous

* Board Members after the Change in the Representative Director

-  Executive Director: Young Sang Ryu

-  Non-executive Director: Kyu Nam Choi

-  Independent Non-executive Directors: Yong-Hak Kim, Seok-Dong Kim, Jung Ho Ahn, Youngmin Yoon and Junmo Kim

[Profile of the New Representative Director]

Name	Relationship with the Company’s Largest Shareholder	Business Experience	Notes
Young Sang Ryu	Executive director of affiliate (SK Telecom)

-  President of Mobile Network Operations Division, SK Telecom (2019 – Present)

-  Head of Corporate Center, SK Telecom (2017 – 2018)

-  Executive Vice President of Business Development Group, SK Inc. (2015 – 2016)

-  Senior Vice President of Business Development Office, SK Telecom (2014)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Joongsuk Oh
(Signature)
Name: Joongsuk Oh
Title: Senior Vice President

Date: November 1, 2021